Exhibit (a)(2)

FOR IMMEDIATE RELEASE

CIRCOR Issues Open Letter to Shareholders and Provides Investor Presentation Highlighting Path to Significant Value Creation

Strategic Plan Expected to Deliver Substantial Additional Shareholder Value

Over Next 18 Months

Crane’s Highly Opportunistic Offer Substantially Undervalues CIRCOR and Would Transfer Significant Value Away from CIRCOR Shareholders

Board Strongly Urges Shareholders Not to Tender Shares into Crane’s Offer

BURLINGTON, Mass., June 24, 2019 — CIRCOR International, Inc. (NYSE: CIR) (“CIRCOR”) today issued an open letter to shareholders and posted an investor presentation on its website highlighting CIRCOR’s path to significant near-term value creation for shareholders.  The materials explain how CIRCOR has repositioned its portfolio and improved its operations to position the business for high growth with enhanced margins.  The presentation is available at https://investors.circor.com.

The company also today issued a separate press release and filed its Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission (“SEC”) disclosing that the Board of Directors unanimously rejected the unsolicited tender offer (the “offer”) from Crane Co. (NYSE: CR) (“Crane”) and is recommending that shareholders not tender their shares into the offer.

The text of the letter follows:

June 24, 2019

Dear CIRCOR Shareholder,

CIRCOR’s Board of Directors and management team are focused on delivering value for you, our fellow shareholders.  Over the past few years, we have transformed our portfolio and streamlined our operations in the face of unprecedented upstream oil & gas (“O&G”) market headwinds.  We have repositioned CIRCOR into a stronger and more resilient business with enhanced growth and margin potential.

CIRCOR is executing a detailed plan to deliver substantial earnings growth while deleveraging the company over the next 18 months.  We are confident this plan will generate significant value for our shareholders in the near-term.  Through this plan, we are committed to:

•                  Delivering 2020 adjusted EBITDA of $165 million, up 37% over pro forma 20181

•                  Expanding adjusted EBITDA margin to 14.9% in 2020 from 10.8% in pro forma 20181

•                  Reducing our net leverage ratio from 5.5x in pro forma 20181 to 4.3x in run rate 20192 and ~3.5x in 2020.

1  Pro forma for the completed divestiture of Reliability Services

2  Reflects an estimate of full year benefit of cost actions taken in 2019, as detailed on slide 22 of the investor presentation

As you know, Crane Co. (“Crane”) made an unsolicited proposal to acquire CIRCOR for $45 per share and recently launched a tender offer (the “offer”) to acquire your shares at the same price.  Crane’s offer is a change of tactics to attempt to take over your company, but it does not change the fact that the offer fails to deliver a compelling valuation for CIRCOR.  Your Board of Directors, with the advice of independent financial and legal advisors, carefully reviewed Crane’s offer and unanimously determined that the offer was highly opportunistic and substantially undervalued CIRCOR and our future prospects.

We expect our plan to deliver significant value to CIRCOR shareholders over the next 18 months, far in excess of the offer.  Applying CIRCOR’s historic multiples to our expected 2020 adjusted EBITDA (less our projected year-end 2019 net debt) suggests the potential magnitude of the disconnect.  We also may have upside from potential multiple expansion as a result of further diversification away from upstream O&G and accelerated deleveraging.  In addition, our plan does not assume a recovery in the company’s O&G end markets, which, if markets recover, could increase our 2020 estimated EBITDA.

We Have Transformed Our Business

Improved revenue quality.  CIRCOR’s Board and management team have transformed the company into a stronger, more resilient business with an improved growth and margin profile.  We have reduced exposure to upstream O&G and made significant investments to grow and strengthen our Aerospace & Defense (“A&D”) and Industrial businesses.

Since 2014, we have proactively repositioned the company during an unprecedented and protracted downturn in the upstream O&G market.  We took aggressive actions inside our Energy group, including non-core divestitures, the exit of unprofitable businesses, factory consolidations, and significant simplification and restructuring.

Between 2014 and 2018, we reduced our O&G exposure and improved the quality of revenue along several dimensions:

•                  Increased exposure to more attractive and resilient end markets: A&D, Industrial, and Downstream O&G.  CIRCOR’s adjusted EBITDA generated from these attractive end markets grew by 2.7x.  These markets represented 83% of sales in 2018, up from 44% in 2014.

•                  Increased sales of higher-margin, highly-differentiated products by 2.3x.  These products represented 75% of sales in 2018, up from 46% in 2014.

•                  Increased higher-margin aftermarket sales by 6.1x.  Aftermarket represented 26% of sales in 2018, up from 6% in 2014.

Increased profitability.  In addition to improving the quality of CIRCOR’s revenue, we implemented substantial simplification initiatives to drive profitability.  Since 2014 we decreased our manufacturing footprint by 630,000 square feet, reduced the number of our suppliers by 55% (helping to drive average annual savings of $9 million over the last three years), shrunk the number of business units from 22 to 12 (reducing our overhead burden) and reduced the number of ERP systems by ~45%.3

Within A&D, we consolidated factories, exited negative margin businesses, integrated the Colfax Fluid Handling Navy business, improved factory and supply chain performance, expanded engineering and sales, and increased new product launches each year over the last four years.  These actions led to a successful turnaround of the A&D business.  We drove A&D adjusted EBITDA from $22 million in 2014 to $40 million in 2018, an increase of 82% and expanded adjusted EBITDA margin by over 630bps.

In addition, we transformed our industrial business into our largest group. We established the Industrial Group as part of the Colfax Fluid Handling integration, and in 2018 we increased the Industrial Group’s adjusted EBITDA by approximately 40%, and adjusted EBITDA margins by 350bps versus 2017 combined results.  The substantial increase in results was driven by synergies, G&A reduction, value pricing and the implementation of our CIRCOR Operating System.  In addition, we continued to invest in growth.  Within the Industrial Group, we launched nine new products in 2018, and expect to launch an additional nine new products in 2019.  The Industrial Group ended 2018 with a record backlog.

Deployed capital for growth.  CIRCOR has transformed its portfolio by deploying capital on accretive acquisitions.  The recent acquisitions of Critical Flow Solutions (a high technology business serving the downstream O&G market) and Colfax Fluid Handling (a severe-service pump technology business with diversified end markets and significant aftermarket exposure) greatly improved the quality of CIRCOR’s revenue and profitability.

Both of these acquisitions are performing well, exceeding our initial synergy targets and delivering a strong ROIC:

•                  10.7% in 2018 (year 2) for Critical Flow Solutions, expected to be 12%+ by year 3; and

•                  8.8% in 2018 (year 1) for Colfax Fluid Handling, expected to be 11%+ by year 3.

In addition to acquisitions, CIRCOR has invested in organic growth by expanding sales and engineering across the company while establishing a Product Management function that did not exist 5 years ago.  In 2019 CIRCOR anticipates launching at least 35 new products, a ~45% increase over 2018.  New products are expected to generate approximately $70 million of revenue in 2019.4

We are Poised to Deliver Significant Value

And our work isn’t done.  We are executing a detailed plan to deliver accelerated earnings growth while we significantly deleverage the company over the next 18 months by:

•                  Accelerating growth and margin expansion in A&D;

•                  Driving integration synergies and investing in growth in Industrial;

•                  Further repositioning Energy;

3  Excluding the impact of acquired businesses

4  New product revenue is revenue from products launched within three years of current year

•                  Prudently managing the portfolio, including evaluating non-core divestitures; and

•                  Further enhancing operational efficiency.

We expect to deliver substantial shareholder value over the next 18 months compared to 2018 pro forma.  Our 2020 earnings and leverage targets include:

•                  Growing adjusted EBITDA by 37%;

•                  Improving adjusted EBITDA margin by 410 bps; and

•                  Reducing leverage by ~2x.

We are confident in our outlook because it is based largely on actions in our control and a business mix with higher visibility as a result of our transformation.  In addition, the outlook includes cost actions that have been or are in the process of being executed.

We also have potential upside opportunities.  Continued portfolio optimization and non-core divestitures may contribute additional debt reduction and potential multiple expansion.  We have taken a conservative view of our upstream O&G prospects; therefore, a recovery in those markets could drive additional earnings growth and cash generation.

CIRCOR’s executive compensation structure is correlated with the successful execution of this strategic plan and our interests are closely aligned with those of our shareholders.

Crane’s Highly Opportunistic Offer

In addition to substantially undervaluing our business, Crane’s offer is opportunistically timed just as the company is poised to deliver substantial value associated with its transformation, taking away value that rightfully belongs to CIRCOR shareholders.  Crane’s offer was made at a time when CIRCOR’s stock price was in the process of a rapid upswing and CIRCOR had substantial visibility into significantly improved business results.

Crane is attempting to justify its undervalued offer by making inaccurate statements and focusing on CIRCOR’s past product portfolio and the impact of headwinds in upstream O&G — failing to recognize our recent transformation and opportunities for near-term value creation.

Our Commitment to Value

CIRCOR’s Board is committed to delivering value to CIRCOR shareholders, and we are open to all opportunities to enhance value, but Crane’s offer substantially undervalues our company given the value we expect to deliver in the near and long-term.

We appreciate the feedback that we have received from shareholders and look forward to providing you with updates on our progress.

Best Regards,

The CIRCOR Board of Directors

/s/ David Dietz	/s/ Scott Buckhout
Chairman of the Board	President and Chief Executive Officer

Evercore and J.P. Morgan Securities LLC are serving as financial advisors to CIRCOR. Ropes & Gray LLP is serving as legal advisor to CIRCOR.

About CIRCOR

CIRCOR International, Inc. is a leading global flow control technology company that designs, manufactures and markets differentiated technology products and sub-systems for markets including aerospace & defense, industrials and oil & gas. CIRCOR has a diversified flow and motion control product portfolio with recognized, market-leading brands that fulfill its customers’ mission critical needs. CIRCOR’s strategy is to grow organically and through complementary acquisitions; simplify CIRCOR’s operations; achieve world class operational excellence; and attract and retain top talent.

CIRCOR routinely posts information that may be important to investors in the “Investor Relations” section of its website at www.circor.com. The company encourages investors and potential investors to consult the CIRCOR website regularly for important information.

Use of Non-GAAP Financial Information

In this press release, the company uses non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA margin and net debt. These non-GAAP financial measures are used by management in our financial and operating decision making because we believe they reflect our ongoing business and facilitate period-to-period comparisons. We believe these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the company’s current operating performance and future prospects in the same manner as management does, if they so choose. These non-GAAP financial measures also allow investors and others to compare the company’s current financial results with the company’s past financial results in a consistent manner.

CIRCOR’s management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring the company’s operating performance and comparing such performance to that of prior periods and to the performance of our competitors. We use such measures when publicly providing our business outlook, assessing future earnings potential, evaluating potential acquisitions and dispositions and in our financial and operating decision-making process, including for compensation purposes.

Investors should recognize that these non-GAAP measures might not be comparable to similarly titled measures of other companies. These measures should be considered in addition and not as a substitute for or superior to, any measure of performance, cash flow or liquidity prepared in accordance with accounting principles generally accepted in the United States. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is included in this press release and available at https://investors.circor.com.

We are not able to provide a reconciliation of CIRCOR’s non-GAAP financial guidance (including the 2019 information presented on a run-rate basis, which reflects an estimate of the full year benefit of cost actions taken in 2019, as detailed on slide 22 of the investor presentation) to the corresponding GAAP measures without unreasonable effort because of the inherent difficulty in forecasting and quantifying certain amounts necessary for such a reconciliation such as the costs associated with selling or exiting non-core businesses as well as the tax impact of these expenses.

We completed the acquisition of Colfax Corporation’s Fluid Handling business in the fourth quarter of 2017.  We present adjusted combined information for the year ended December 31, 2017, which presents the combined results of operations as if the acquisitions had been completed on January 1, 2017. The unaudited combined results do not reflect any cost saving synergies from operating efficiencies or the effect of the incremental costs incurred in integrating the two companies. Accordingly, these unaudited combined results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the combined company would have been if the acquisition had occurred at the beginning of the period presented, nor are they indicative of future results of operations.

During the first quarter of 2019, we completed the sale of the Reliability Services business for net cash proceeds of $82 million. We present adjusted pro forma income statement information for the year ended December 31, 2018, which gives effect to the sale as if it had occurred on January 1, 2018. We also present balance sheet information (debtless cash) as if the divestiture was completed on December 31, 2018. Such information is illustrative and not intended to represent what our results of operations would have been if the sale had been completed before the first quarter of 2019 or to project our results for any future period. Such information may not be comparable to, or indicative of, future performance.

Forward Looking Statements

This press release contains forward-looking statements.  Reliance should not be placed on forward-looking statements because they involve risks, uncertainties and other factors, which are, in some cases, beyond the control of CIRCOR.  Any statements in this press release that are not statements of historical fact are forward-looking statements, including, but not limited to, those relating to CIRCOR’s plan to deliver significant value over the next 18 months, 2019 and 2020 financial guidance, divestitures under consideration, plans to reduce leverage, our future performance, including realization of cost reductions from restructuring activities and expected synergies, and CIRCOR’s strategic priorities.  Actual events, performance or results could differ materially from the anticipated events, performance or results expressed or implied by such forward-looking statements.  Important factors that could cause actual results to vary from expectations include, but are not limited to: our ability to respond to competitive developments and to grow our business, both domestically and internationally; changes in the cost, quality or supply of raw materials; our ability to comply with our debt obligations; our ability to successfully implement our acquisition, divestiture or restructuring strategies, including our integration of the Fluid Handling business; changes in industry standards, trade policies or government regulations, both in the United States and internationally; and our ability to operate our manufacturing facilities at current or higher levels and respond to increases in manufacturing costs.  BEFORE MAKING ANY INVESTMENT DECISIONS REGARDING CIRCOR, WE STRONGLY ADVISE YOU TO READ THE SECTION ENTITLED “RISK FACTORS” IN OUR MOST RECENT ANNUAL REPORT ON FORM 10-K AND SUBSEQUENT REPORTS ON FORMS 10-Q, WHICH CAN BE ACCESSED UNDER THE “INVESTORS” LINK OF OUR WEBSITE AT WWW.CIRCOR.COM.  We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Information

CIRCOR has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9.  CIRCOR shareholders are advised to read the company’s Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information.  Shareholders may obtain a free copy of the

Solicitation/Recommendation Statement on Schedule 14D-9, as well as any other documents filed by CIRCOR in connection with the offer, free of charge at the SEC’s website at www.sec.gov.  In addition, investors and security holders can obtain free copies of these documents from CIRCOR by directing a request to CIRCOR International, 30 Corporate Drive, Burlington, Massachusetts 01803, Attention: investor relations, or by calling (781) 270-1200.  Shareholders may also request copies of these documents from MacKenzie Partners, Inc., which is assisting CIRCOR in this matter, by calling 800-322-2885 Toll-Free or by email at circor@mackenziepartners.com.

Investor Contact

David F. Mullen

Senior Vice President Finance

CIRCOR International

(781) 270-1200

Additional Investor Contact

MacKenzie Partners, Inc.

Dan Burch, (212)929-5784, dburch@mackenziepartners.com

Paul Schulman, (212) 929-5364, pschulman@mackenziepartners.com

Larry Schimmel, (212) 378-7068, lschimmel@mackenziepartners.com

Media Contact

Matthew Sherman / Andi Rose / Nick Lamplough

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

CIRCOR International

Supplemental Financial Information

$ millions

		Reliability
	2018	Services	2018 PF (a)
Revenue
Energy	451.3	65.6	385.7
Aerospace & Defense	237.1	—	237.1
Industrial	487.5	—	487.5
Total	1,175.8	65.6	1,110.2

		% of Revenue
Reconciliation of GAAP Operating Income to Adjusted Operating Income and GAAP Operating Margin % to Adjusted Operating Margin %
GAAP Operating Income	9.4	0.8%
Restructuring related inventory charges	2.4	0.2%
Amortization of inventory step-up	6.6	0.6%
Restructuring charges, net	12.8	1.1%
Acquisition amortization	47.3	4.0%
Acquisition deprecation	7.0	0.6%
Special charges	11.1	0.9%
Adjusted Operating Income	96.6	8.2%

Components of Adjusted Operating Income
Energy Segment Operating Income	33.5
Aerospace & Defense Segment Operating Income	36.0
Industrial Segment Operating Income	57.3
Corporate Expenses	(30.3)
Adjusted Operating Income	96.6

		% of Revenue
Reconciliation of GAAP Net Income to Adjusted EBITDA
GAAP Net Loss	(39.4)	-3.3%
Provision for income taxes	3.3	0.3%
Interest expense, net	52.9	4.5%
Depreciation & Amortization	78.1	6.6%
Inventory restructuring charges	2.4	0.2%
Amortization of inventory step-up	6.6	0.6%
Restructuring charges	12.8	1.1%
Special charges, net of recoveries	11.1	0.9%
Adjusted EBITDA	127.8	10.9%
Less Adj EBITDA of Reliability
Services	7.6
Pro Forma Adjusted EBITDA	120.1	10.8%

		Aerospace
	Energy	& Defense	Industrial	Corporate	Total
Reconciliation of Segment Operating Income to Adjusted EBITDA Segment/Adjusted Operating Income	33.5	36.0	57.3	(30.3)	96.6
Remove: Depreciation & Amortization expense included in Segment Operating Income	8.5	4.5	9.6	1.2	23.7
Add: Other Income, not included in Segment Operating Income	—	—	—	7.4	7.4
Adjusted EBITDA	42.0	40.5	66.9	(21.7)	127.8
Reliability Services segment operating income	6.6	—	—	—	6.6
Reliability Services depreciation & amortization included in segment operating income	1.0	—	—	—	1.0
Pro Forma Adjusted EBITDA	34.4	40.5	66.9	(21.7)	120.1

		Aerospace
	Energy	& Defense	Industrial
Reconciliation of Segment Operating Income % to Adjusted EBITDA % of revenue
Segment Operating Income %	7.4%	15.2%	11.8%
Depreciation & Amortization	1.9%	1.9%	2.0%
Adjusted EBITDA %	9.3%	17.1%	13.7%

(a) 2018 Pro Forma amounts the sale of Reliability Services occurred on January 1, 2018

CIRCOR International

Supplemental Financial Information

$ millions

Reconciliation of Gross Debt to Net Debt, Actual and Pro Forma

	Year Ended	Net Proceeds	Pro Forma Year Ended
	Dec. 31, 2018	from Sale (a)	Dec. 31, 2018
Debt Balances
Current Portion	7.9	(7.9)	—
Long-term	799.2	(74.2)	725.1
Gross Debt	807.1	(82.0)	725.1
Less: Cash	(68.5)	—	(68.5)
Net Debt	738.6	(82.0)	656.6

		EBITDA,	Pro Forma Year
	Year Ended	divested	Ended Dec. 31,
	Dec. 31, 2018	business (b)	2018
Adjusted EBITDA	127.8	(7.6)	120.1

Net Debt Divided by Adjusted EBITDA	5.8		5.5

(a) Reduces debt by the amount of proceeds from the sale of Reliability Services

(b) Removes the Adjusted EBITDA related to 2018 Reliability Services

CIRCOR International

Supplemental Financial Information

$ millions

			2017
	2017	Fluid Handling	Combined
Revenue
Energy	339.6	64.7	404.3
Aerospace & Defense	183.0	45.9	228.9
Industrial	139.1	326.7	465.8
Total	661.7	437.3	1,099.0

Reconciliation of GAAP Operating Income to Adjusted Operating Income and GAAP Operating Margin % to Adjusted Operating Margin
GAAP Operating Income	20.6	29.5	50.0
Amortization of inventory step-up	4.3	—	4.3
Restructuring charges (recoveries), net	6.1	—	6.1
Acquisition amortization	12.5	(13.0)	(0.5)
Acquisition deprecation	0.2	2.4	2.7
Special charges	8.0		8.0
Asbestos costs	—	8.9	8.9
Stay bonus	—	2.3	2.3
Adjusted Operating Income	51.7	30.0	81.7

Components of Adjusted Operating Income
Energy Segment Operating Income	30.1	3.6	33.7
Aerospace & Defense Segment Operating Income	23.4	7.0	30.4
Industrial Segment Operating Income	19.9	19.5	39.4
Corporate Expenses	(21.7)	—	(21.7)
Adjusted Operating Income	51.7	30.0	81.7

Industrial
Reconciliation of Industrial Segment Operating Income to Adjusted EBITDA
Industrial segment operating income - reported	19.9
Industrial segment operating income - Fluid Handling	19.5
Combined Segment Operating Income	39.4
Depreciation & Amortization	8.3
Combined Adjusted EBITDA	47.7

CIRCOR International

Supplemental Financial Information

$ millions

2014
Revenue
Energy	534.5
Aerospace & Defense	206.7
Industrial	100.3
Total	841.4

		% of Revenue
Reconciliation of GAAP Operating Income to Adjusted Operating Income and GAAP Operating Margin % to Adjusted Operating
GAAP Operating Income	64.8	7.7%
Restructuring related inventory charges	8.0	0.9%
Restructuring charges, net	5.2	0.6%
Impairment charges	0.7	0.1%
Special charges	7.5	0.9%
Adjusted Operating Income	86.2	10.2%

Components of Adjusted Operating Income
Energy Segment Operating Income	76.6
Aerospace & Defense Segment Operating Income	15.4
Industrial Segment Operating Income	17.6
Corporate Expenses	(23.4)
Adjusted Operating Income	86.2

		% of Revenue
Reconciliation of GAAP Net Income to Adjusted EBITDA
GAAP Net Income	50.4	6.0%
Provision for income taxes	12.9	1.5%
Interest expense, net	2.7	0.3%
Depreciation & Amortization	19.6	2.3%
Inventory restructuring charges	8.0	0.9%
Impairment charges	0.7	0.1%
Special charges, net of recoveries	12.7	1.5%
Adjusted EBITDA	106.9	12.7%

		Aerospace &
	Energy	Defense	Industrial	Corporate	Total
Reconciliation of Segment Operating Income to Adjusted EBITDA Segment/Adjusted Operating Income	76.6	15.4	17.6	(23.4)	86.2
Remove: Depreciation & Amortization expense included in Segment Operating Income	8.5	6.9	3.0	1.1	19.5
Add: Other Income, not included in Segment Operating Income	—	—	—	1.2	1.2
Adjusted EBITDA	85.1	22.3	20.7	(21.2)	106.9

		Aerospace &
	Energy	Defense	Industrial
Reconciliation of Segment Operating Income % to Adjusted EBITDA % of revenue
Segment Operating Income %	14.3%	7.5%	17.6%
Depreciation & Amortization	1.6%	3.3%	3.0%
Adjusted EBITDA %	15.9%	10.8%	20.6%